Via Facsimile and U.S. Mail
Mail Stop 6010

December 18, 2008

Richard W. Hunt
Chief Financial Officer
Osiris Therapeutics, Inc.
7015 Albert Einstein Drive
Columbia, MD 21046

Re: Osiris Therapeutics, Inc.
      Form 10-K for the Year Ended December 31, 2007
      Form 10-Q for the Quarterly Period Ended June 30, 2008
      File Number: 001-32966

Dear Mr. Hunt:

       We have completed our review of your above Forms 10-K and 10-Q and have no
further comments at this time.

                                        Sincerely,

                                        Joel Parker
                                        Accounting Branch Chief